

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

> **Re: Medirom Healthcare Technologies Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted on September 11, 2020**
> **CIK 0001819704**

Dear Mr. Eguchi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Selected Consolidated Financial Information and Operating Data
Reconciliation of non-GAAP measures, page 43

1.   You present a reconciliation of the non-GAAP measure Adjusted EBITDA to operating income. Please tell us your consideration of the guidance in Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations related to considering net income as the most directly comparable GAAP financial measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Results for the Years Ended December 31, 2019 and December 31, 2018, page 51

2. Please expand your disclosure to explain how the change in the number of customers has affected your sales per customer key performance indicator in 2019.

3. Please provide quantified discussions to separately explain the changes in your revenues from and cost of revenues associated with directly-operated salon operations, franchising activities, and other business between the reporting periods.

4. Please provide quantified explanations for the material changes in your consolidated statement of income items, such as selling, general, and administration expenses, impairment loss on long-lived assets, interest expense, gain from bargain purchase, other income, net, and income tax expense, between reporting periods.

Business
Company Overview, page 62

5. Please define the term "customer management system." In this regard, we note your disclosure that "[s]ince we introduced the customer management system in 2010, we have served more than 1.57 million customers and in 2019, we served an average 59,000 customers per month."

6. Please explain why "[you] believe COVID-19 has increased customer realization." In this regard, we note your disclosure that "[t]he outbreak and associated restrictions that have been implemented have had a material adverse impact on the Company's business and cash flow from operations, similar to many businesses."

Relaxation Salon Segment, page 63

7. To provide additional context for investors and balance your disclosure, please further discuss the extent to which the number of salons evidences any material known trends or uncertainties. For example, it appears that the number of salons in your table on page 64 grew at a lower percentage year-over-year.

Our Growth Strategy, page 72

8. Please further discuss the material assumptions and estimates underlying your belief that "the Japanese market has a capacity for approximately 1,000 salons in suitable real estate that fits the underwriting requirements for [y]our business." In this regard, we note your disclosure on page 66 that "[y]our midterm goal is to have 1,000 salons nationwide and become the number one salon network in Japan."

9. We note your disclosure throughout the registration statement that you intend to grow your business to new markets, particularly in the United States. Please expand your

disclosure to include a more detailed discussion of the costs involved in your proposed strategic plans, including any material commitments for capital expenditures and proposed sources of funding. In this regard, we note your disclosure that "[i]n the United States, we have developed and continue to sharpen our pipeline of operating partners in the bodywork and physical therapy industry."

Our Competitive Strengths, page 74

10.   We note your disclosure that "[you] own and run [y]our own job portal website, targeting prospective therapist candidates...[the] website has surpassed 11,000 pageviews shortly after launch and has already contributed over 179 suitable candidates as of June 30, 2020." To provide additional context for investors please quantify, if possible, the percentage of new employees that have been hired using your website. In this regard, we note your disclosure that "[t]his digital solution to recruiting is expected to reduce [y]our hiring cost otherwise paid to headhunters and manpower agents, by approximately JPY10,000,000 (US$92,790) in FY 2020."

Regulation of Our Industry
Regulations Governing Dispatched Employees for Franchisees, page 83

11.   Please clarify if Medirom Human Resources Inc. has the required worker dispatch license. In this regard, we note your disclosure that "MHR is required to obtain a worker dispatch license from the Ministry of Health, Labor and Welfare of Japan under the Dispatch Act."

Regulations Governing Prepaid Cards, page 83

12.   We note your disclosure regarding prepaid cards and the Outstanding Amount that must be paid to the Legal Affairs Bureau. If material, please consider quantifying such amount.

Consolidated Statements of Income, page F-4

13.   We note that you recognize revenues from services, sublease rental and other activities. Please tell us your consideration of the guidance in Rule 5-03.1 of Regulation S-X that requires separate presentation of revenues and costs associated with services, rental income, and other activities.

Notes to Consolidated Financial Statements
1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-15

14.   We note that you record rental income for operating leases on properties subleased to franchisees as franchise revenue. Please provide us with reference to the authoritative literature that supports your accounting.

Kouji Eguchi
Medirom Healthcare Technologies Inc.
October 5, 2020
Page 4

<u>General</u>

15.   Please disclose the basis for all your assertions about your competitive position within
        your industry. If you do not have appropriate independent support for a statement, please
        revise the language to make clear that this is your belief based upon your experience in the
        industry, if true. For example, please disclose the basis for your assertion that "[you
        have] lower employee turnover rates than [y]our competitors."

        You may contact Suying Li at 202-551-3335 or Donna Di Silvio at 202-551-3202 if you
have questions regarding comments on the financial statements and related matters. Please
contact Jennifer Lopez-Molina at 202-551-3792 or Lilyanna Peyser at 202-551-3222 with any
other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services